Exhibit 12

Axcelis Technologies, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

		Year Ended December 31,					Three Months Ended March 31,
		2001	2002	2003	2004	2005	2006
Income (loss) before income taxes		$(40,401)	$(49,743)	$(44,341)	$75,139	$(1,982)	$634

Share of undistributed income of 50% owned affiliate		(12,205)	(4,806)	(8,954)	(30,531)	(15,751)	(2,216)

Share of distributed income of 50% owned affiliate		444	464	456	—	538	—

Interest expense		—	5,803	6,229	6,673	6,634	1,641

Interest portion of rental expense		2,646	2,746	2,535	2,313	2,106	425

Earnings		$(49,516)	$(45,536)	$(44,075)	$53,594	$(8,455)	$484

Interest expense		$—	$5,803	$6,229	$6,673	$6,634	$1,641

Interest portion of rental expense		2,646	2,746	2,535	2,313	2,106	425

Fixed charges		$2,646	$8,549	$8,764	$8,986	$8,740	$2,066

Ratio of earnings to fixed charges	(A)	(B)	(B)	(B)	6.00	(B)	(B)

(A)         For purposes of calculating the ratio of earnings to fixed charges, earnings consist of the sum of income before income taxes, fixed charges and the Company’s share of distributed income from a 50% owned affiliate offset by the Company’s share of undistributed income from a 50% owned affiliate. Fixed charges include interest expense and the portion of rental expense under operating leases deemed by the Company to be representative of the interest factor in rent expense.

(B)           During the fiscal years ended December 31, 2001, 2002, 2003 and 2005 and the three months ended March 31, 2006, there was a deficiency of earnings to cover fixed charges of approximately $52.2 million, $54.1 million, $52.8 million, $17.2 million and $1.6 million, respectively.